

Mail Stop 3720

September 3, 2008

Mr. David W. Brunton
Chief Financial Officer
Neonode Inc.
4000 Executive Parkway, Suite 200
San Ramon, CA 94583

> **Re: Neonode Inc.**
> **Amendment No. 1 to Form S-3**
> **Filed August 26, 2008**
> **File No. 333-152163**

Dear Mr. Brunton:

We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selling Stockholders, page 15

1.   We note the revised disclosure in the last paragraph of this section concerning selling stockholders who may be affiliates of registered broker-dealers. In this regard, please tell us whether any selling stockholder is a broker-dealer or an affiliate of a broker-dealer. If a selling stockholder is a broker-dealer and did not receive its securities as compensation for underwriting activities, please identify it as an underwriter in the prospectus and confirm that the company is eligible to conduct a primary offering on Form S-3. If the company is eligible to conduct a primary offering on Form S-3, please revise your prospectus to comply with Instruction 7 to General Instruction I.B.6. of Form S-3. On the other hand, if the company is not eligible to conduct a primary offering on Form S-3, you must file a pre-effective amendment switching the registration statement to a form on which you may make a primary offering (e.g., Form S-1).

If a selling stockholder is an affiliate of a broker-dealer, please state in the prospectus, if true, that it purchased its securities in the ordinary course of business and at the time of such purchase such selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

*   *   *

As appropriate, please amend your registration statement in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

You may contact Jay Knight, Attorney-Adviser, at (202) 551-3370 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: by facsimile to (415) 391-8269
        Donald C. Reinke, Esq.
        (Reed Smith LLP)